Form 10-K, Exhibit 13
period 1996-05-31
VANS INC
filed 1996-08-23
CIK 877273

                                                                      EXHIBIT 13

Thirty years of brand acceptance.

Since 1966, Vans, Inc. has built footwear for the lifestyles of individuals and the performance of alternative sport athletes. In this time the Company created a distribution system that includes a network of independent and national retailers, international distributors in approximately 65 countries, and 83 Company-owned stores.

                                For the Fiscal Year Ended May 31
                                1996                    1995
                                        (in millions)
Net Sales                       $117.4                  $88.1
Gross Profit                    $ 46.3                  $27.7
Operating Expenses              $ 38.0                  $66.1**
Earnings (Loss) before income
 taxes and extraordinary item   $  6.9*                ($39.6)**
Earnings (Loss) Per Share
 before extraordinary item      $ 0.40*                ($3.86)**
Stockholders' Equity            $ 72.7                  $20.3

- ---------------
 * The Company took a charge against earnings in the fourth quarter of fiscal 1996 related to the early retirement of debt.

** Reflects restructuring costs and write-offs associated with closure of the Company's Orange, California manufacturing facility and the Company's restructuring efforts in fiscal 1995.

                                        August 22, 1995

Dear Stockholder:

In Fiscal 1996, Vans finally began to hit its stride.

We concentrated on the brand heritage of the VANS name and implemented several strategic and operational initiatives. We closed our Orange facility in the first quarter of the year and overcame the challenges that went along with it. Also, in the first quarter, we received approval from our Noteholders to allow us to borrow against our receivables so that we could establish a bank line to purchase product. Shortly thereafter we were able to gear up our operations to position ourselves for what turned out to be a record year. This culminated on May 24th of this year when the Company raised approximately $48 million in a secondary offering, and we became virtually debt free.

During the year we refocused our efforts from a manufacturing company to a marketing company which is in sync with our brand heritage. The equity of the VANS name has proved itself with the growth of our International Collection of athleisure and performance footwear and with the successful introduction of snowboard boots. We believe this will also hold true as we broaden our offerings with apparel and accessories which can similarly be a part of the lifestyle of our consumers. We are certainly a primary name in the alternative sports arena and we intend to capitalize on this position.

Internationally, our business doubled over last year, and we are aggressively pursuing opportunities to continue to expand in this area. Here in the U.S. we continue to show progress with both major and independent accounts and our own retail sales are growing on a comp-store and absolute basis. The outlet concept continues to prove very sound both in terms of return on investment as well as helping us to balance our inventory.

Last year's stockholders' letter ended with the comment, "We are committed to a path which we believe will lead to increasing stockholder value in fiscal 1996." We feel that we accomplished this goal and have rededicated ourselves to make sure that the same commitment is there for fiscal 1997 and beyond. Our feeling is that Vans is now on a course that will lead it to be a prominent contender in the worldwide shoe and apparel market. We know that the VANS brand name has 30 years of authenticity and is gaining recognition on a worldwide basis. It is both a challenge and an opportunity to make the Vans product a more meaningful part of the world market. As a company, we think we have the formula to achieve this and appreciate the support which we have received as we all work to make it happen.

        Respectfully,

        Walter E. Schoenfeld                    Gary H. Schoenfeld
        Chairman and Chief Executive            President and Chief Operating
        Officer                                 Officer

LIFESTYLE

Long before anyone ever thought to call them alternative, Vans has been building shoes for those outside the mainstream. Whether at the beach or on a BMX bike, skateboarding, snowboarding, or just hanging out, since 1966, Vans has been a way of life.

The focus on our core customer can be seen in our commitment to innovative, performance footwear for alternative sports, as well as timely, trendsetting styles for the contemporary lifestyle. Both nationally and internationally, this extends to a greater involvement with grassroots sports and lifestyle events and the sponsorship of more than 100 top young male and female athletes.

TRENDS

Our design team is one of the best in the business. Working with international trend houses, our designers have created the Street Collection which incorporates the hottest trends, the freshest materials, and the newest styling to stay one step ahead of an ever-changing marketplace. Trendsetting casual footwear is as much a part of the Company's heritage as alternative sports, and the wide VANS product line ensures they always come together into something new for every season.

EVENTS

As our core customer influences the mainstream, grass roots promotional events centered around them are one of the most effective tools in reaching our core. Sponsorship of meaningful events gives the VANS brand an immediate boost by creating a positive environment that delivers extended exposure to our message. It is partially our association with these events that helps to create and sustain excitement around the brand.

The "Vans Warped Tour '96" brings alternative music and sports together in a way not previously done. Vendor booths and exhibits, multiple bands, and alternative sport demonstrations playing throughout the day combine to form what Time magazine called the, "youngest and edgiest of the major (music) festivals." Touring over 30 major markets in America, Europe, and Japan, the Vans Warped Tour embodies the VANS personality: extreme in both sport and play.

Just as the Company endorses the athletes who influence sport, it also works to place product on the feet of others influential to youth culture, such as actors and musicians. Bands like the Beastie Boys, Beck, Primus, Foo Fighters, and the Presidents of the United States of America are some of the biggest names in alternative music who have been seen and photographed wearing their beloved VANS shoes.

A strength of the VANS brand is the ability to naturally cross over from casual lifestyle to performance alternative sports. To our market, the line between sport and lifestyle is often blurred, and each must be treated with the same respect. That is why the Company continues to provide product for the unique lifestyle of every individual VANS wearer. From a line of classic VANS styles to shoes designed with every imaginable color and material, the Company has always met the footwear needs of those who have their own unique outlook on the world.

ADVERTISING

For inspiration in our most ambitious advertising campaign to date, we returned to our core customer and the soul of the brand. Working with Larry Clark
(shown above), director of the critically acclaimed motion picture "KIDS," and a skater himself, we portrayed the moments in kids' lives where their lifestyle meets their sport. Captured discussing topics relevant to kids today, the campaign takes a real and honest approach to communicating who and what the VANS wearer is all about. The campaign will run through the Fall and Winter on Prime Sports, ESPN2, and MTV.

The print campaign will portray a synergistic interpretation of the television spots and will run concurrently in numerous lifestyle and enthusiast publications such as TransWorld SKATEboarding, Details, Rolling Stone and Spin.

PERFORMANCE

Marketing to alternative sport athletes in the 90's requires more than just the right product or the right advertising, it requires a commitment to the sport. Sponsorship of athletes and competitions not only provides credibility to the VANS brand, but helps to ensure long-term participation in Vans sports.

SNOWBOARDING

The 30-member Vans Snowboarding Team has become an assembly of some of the most formidable riders in the sport. Reigning World Champion Jamie Lynn (right), two-time World Champion Shaun Palmer, and the International Snowboarding Federation's number three ranked rider Daniel Franck are names that consistently appear on the competition leader board. The women's team is lead by Circe Wallace, a pioneer and dominant force in women's competitive snowboarding, Michelle Yu, a top-ranked Halfpipe rider, and the versatile athleticism of skateboarder/snowboarder Megan Pischke. The Company will also continue its involvement with events like the Wild Woman's Snowboarding Camp, Boarding for Breast Cancer, and in 1997, the Vans World Championships of Snowboarding.

BMX & MOUNTAIN BIKING

The Company has a long history of involvement in BMX. Our 20-member team has evolved to include not only professional BMX riders, but Mountain Bike riders as well. Notable team members include 3-time NBL #1 rider, Terry Tennette, John Purse, the NBL's current #1 ranked Pro, and the ABA's #1, Kiyomi Waller. In two sports rapidly gaining exposure, Vans will be there. With an eye to our past, we will continue our support of the National Bike League's BMX events like the NBL Grand Nationals and Christmas Classic, and the ABA's worldwide Winter and Fall nationals.

SURFING

The beach is a part of Vans' heritage, and the Company has recently signed Kalani Robb (right), one of the pro tour's top surfers and 1995 Rookie of the Year. To show our commitment to surf, the Company is sponsoring the U.S. Open of Surfing which features an elite, invitational field and one of the biggest purses in the sport. We will be sponsoring more and more events around surfing, like this year's Toes to the Nose Longboard competition, to ensure that the VANS brand reaches those who make it happen.

INTERNATIONAL

As we position Vans to take advantage of its natural heritage, international sales have dramatically improved, increasing 103.5% to $26.3 million last year, with the bulk coming from strong showings in Germany, France, the United Kingdom, Japan and Canada. With a presence in approximately 65 countries, the Company is committed to achieving even deeper penetration in existing markets through its wholly-owned Hong Kong subsidiary, Vans Far East Limited. Working closely with foreign distributors to capture the opportunities in each of their local markets will be a key element to our future growth. This "Think Globally, Act Locally" strategy includes an international centralized advertising fund that distributes money for local events and grass roots promotions, fully produced corporate advertising packages via CD ROM, and participation in national and regional trade shows important to each foreign market.

VANS wearers across the globe share an alternative point of view and the Company works hard to incorporate U.S. events that have worldwide appeal, such as the Vans Amateur World Skate Contest and the Vans Warped Tour '96, into its international strategy. Consequently, the Vans Warped Tour '96 will take place in four European countries and Japan.

After all, this is who we are and what we're all about.

NATIONAL

Over the past year sales to national accounts increased 22.3% to $61.7 million. With a strategy to broaden the VANS presence in national specialty accounts, we look to expand on this growth. Independent retailers are an important element of the Company's national sales plan. Wall space in over 2,000 independent shops adds a positive image, ambiance, and mystique to the brand. Independent retailers further provide core customer-driven testing grounds for new VANS products, which can be channeled to national accounts after proven sales performance.

RETAIL

Retail sales were up 19.1% to $29.4 million. We are particularly pleased with the 10.2% growth in same store sales, and all eight of the Vans factory outlet stores which were opened in fiscal 1996 are profitable and achieving significant sales volume.

Remodeling and updated concepts, with superior product and service, are the focus of the Retail division's strategy. The Company will also continue to focus on factory outlet stores as a means to showcase the entire VANS line, to control inventory, to test new product and to expand brand visibility.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

     The following discussion contains forward-looking statements that involve risk and uncertainties. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed hereunder, as well as those discussed under the caption "Risk Factors" on pages 6 to 12 of the Company's Prospectus, dated May 21, 1996, which is filed with the Securities and Exchange Commission.

OVERVIEW

     The Company is a leading designer, manufacturer and distributor of a collection of high quality casual and active-casual footwear for men, women and children, as well as performance footwear for enthusiasts of outdoor sports such as skateboarding, snowboarding and BMX bicycling. The Company is the successor to Van Doren Rubber Company, Inc., a California corporation that was founded in 1966 ("VDRC"). VDRC was acquired by the Company in February 1988 in a series of related transactions for a total cost (including assumed liabilities) of $74.4 million (the "Acquisition"). The Acquisition resulted in the recognition of approximately $48.0 million of goodwill by the Company (the "Acquisition Goodwill"). VDRC was merged with and into the Company in August 1991 at the time of the Company's initial public offering.

     Prior to fiscal 1995, the Company manufactured all of its footwear at two domestic manufacturing facilities located in Southern California. As part of the Company's strategic redirection, in the first quarter of fiscal 1995 the Company began to source from South Korea its line of casual and performance footwear known as the International Collection. The success of the International Collection created a domestic manufacturing overcapacity problem for the Company which contributed to an overstock in domestic inventories. In the second quarter of fiscal 1995, the Company increased the inventory valuation allowance from $324,772 to approximately $600,000 in order to help mitigate the risks associated with increased inventory balances. In the third quarter of fiscal 1995, the Company took steps to adjust its U.S. production; however, customer demand for the International Collection continued to grow. In the fourth quarter of fiscal 1995, it first became apparent that domestic manufacturing workforce reductions would not be sufficient to address the increase in orders for the International Collection and the decrease in demand for domestically-produced footwear, and the Company determined that a plant closure would be required. Therefore, on May 30, 1995 the Board of Directors voted to close its Orange, California manufacturing facility (the "Orange Facility") and in July 1995, the Company closed the Orange Facility. Accordingly, the Company recognized restructuring costs of $30.0 million in the fourth quarter of fiscal 1995. Of that amount: (i) $20.0 million represented a write-off of the goodwill allocated to the manufacturing know-how associated with the Orange Facility (the "Orange Facility Goodwill"); and (ii) $10.0 million represented restructuring costs to close the Orange Facility. All remaining U.S. production of the Company was shifted to the Company's smaller Vista, California manufacturing facility (the "Vista Facility").

     The Company has entered into agreements to lease the Orange Facility to two companies. In connection with these agreements, the Company is negotiating a lease for 180,000 square feet of space in Santa Fe Springs, California which would house the Company's corporate headquarters and warehouse operations.

     In the fourth quarter of fiscal 1995, the Company wrote-down $6.3 million of inventory. The write-down of inventory consisted of $4.5 million of domestically-produced finished goods and $1.8 million of raw material inventory. Such inventory became impaired as a result of the following events which occurred in the fourth quarter of fiscal 1995: (i) the expanding sales of the International Collection; (ii) the slowing of sales of domestically-produced footwear and related price erosion and discounting; (iii) the decrease in domestic production as a result of the above factors and the subsequent closure of the Orange Facility; and (iv) the discontinuance of certain domestically-produced product.

     Management of the Company, with the assistance of outside valuation consultants, calculated the amount of the Orange Facility Goodwill based on an analysis of the Company's business at the date of the Acquisition. At that time, the Company's strategy was one of manufacturing efficiency, and the Company's reputation was based on fast-turn, made-to-order manufacturing. The Company's fixed assets as of the date of the Acquisition were primarily deployed to manufacture footwear, and the Company's chain of retail stores served as outlets for the footwear manufactured at the Orange Facility.

     Based on this analysis, and a similar analysis of the other components of the Acquisition Goodwill (trademarks and dealer relationships), management determined that approximately 53% of such Acquisition Goodwill should have been allocated to the manufacturing know-how associated with the Orange Facility at the date of the Acquisition. The unamortized portion of the Orange Facility Goodwill at May 31, 1995 was $20.0 million, and was written-off in connection with the closure of the Orange Facility. See Notes 2 and 3 of Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS

FISCAL YEAR 1996 AS COMPARED TO FISCAL YEAR 1995

  Net Sales

     Net sales increased 33.3% to $117.4 million in fiscal 1996 from $88.1 million in fiscal 1995. The sales increase was primarily driven by the Company's product line expansion through the introduction of the International Collection and snowboard boots which represented new markets and product lines for the Company, as well as increased sales through each of the Company's three distribution channels.

     Domestic and international sales of the International Collection increased from approximately $18.6 million, or 21.1% of net sales, for fiscal 1995 to approximately $68.8 million, or 58.6% of net sales, for fiscal 1996, and sales of the Company's recently introduced line of snowboard boots increased from approximately $269,000 for fiscal 1995, or 0.3% of net sales, to $7.2 million, or 6.2% of net sales, for fiscal 1996.

     Sales to national accounts for fiscal 1996 increased 22.3% to $61.7 million, compared to $50.5 million for fiscal 1995. An increased volume of sales to existing accounts and increased average selling prices were primarily responsible for the increase. Despite this increase, sales to national accounts were relatively even in the second half of the year, compared to the same period of the previous year due to: (i) working capital constraints, which forced the Company to delay purchases of International Collection goods in the period (see "--Liquidity and Capital Resources"); (ii) the generally soft national retail environment that existed during the third fiscal quarter; and (iii) the existence of a relatively large amount of close-out sales in the third quarter of fiscal 1995, which resulted from the Company's inventory imbalance between domestic and foreign-produced footwear. See "--Overview."

     Sales to international distributors increased 103.5% to $26.3 million for fiscal 1996 from $12.9 million for fiscal 1995. Increased sales to Germany, France, Canada and the United Kingdom were the principal reasons for the increase.

     Sales through the Company's 82-store retail chain (as of May 31, 1996) increased 19.1% to $29.4 million for fiscal 1996, as compared to $24.6 million for fiscal 1995. Comparable store sales (sales at stores open one year or more) increased 10.2% from the prior fiscal year. Comparable store sales increased for each of the Company's three store types (conventional mall and freestanding stores, factory outlet stores and clearance stores).

  Gross Profit

     Gross profit increased 67.1% to $46.3 million in fiscal 1996 from $27.7 million in fiscal 1995. As a percentage of net sales, gross profit increased to 39.4% for fiscal 1996 from 31.5% for fiscal 1995. The increase in gross profit was primarily due to the unusually low margin in the fourth quarter of fiscal 1995 which resulted from the write-down of inventory. See "--Overview." Fiscal 1996 margins were adversely impacted by: (i) the operation of the Orange Facility for the first two months of fiscal 1996, as required by the Federal Worker Adjustment and Retraining Notification Act, after announcing the closure of such Facility (see "--Overview"); (ii) the ramp-up of production at the Vista Facility due to the transfer of production from the Orange Facility (see "--Overview"); (iii) a significant shift in the sales mix of the Company's distribution channels towards lower gross margin sales to international distributors who absorbed certain operating expenses which would otherwise be absorbed by the Company; (iv) a shift in product mix to lower gross margin snowboard boots; and (v) increased discounts offered to customers who booked orders either 120 days or 150 days in advance under the Company's new futures program. Decreases in gross margins were partially offset by the higher gross margins associated with sales of International Collection footwear throughout all of the Company's distribution channels.

  Earnings (Loss) from Operations

     Earnings from operations increased to $8.3 million in fiscal 1996 from a loss of $38.4 million in fiscal 1995. Operating expenses decreased to $38.0 million in fiscal 1996 from $66.1 million in fiscal 1995. Operating expenses for fiscal 1995 included $30.0 million of charges associated with the fiscal 1995 restructuring. See "--Overview."

     Selling and distribution. Selling and distribution expenses increased 21.1% to $23.4 million in fiscal 1996 from $19.4 million in fiscal 1995, primarily due to: (i) increased distribution expenses related to the operation of the Company's City of Industry distribution facility, which did not exist until March 1995; (ii) increased commissions to independent sales representatives due to increased sales to national accounts; and (iii) costs associated with increased personnel in the Company's design and sourcing groups.

     Marketing, advertising and promotion. Marketing, advertising and promotion expenses increased 52.3% to $8.3 million in fiscal 1996 from $5.4 million in fiscal 1995 due to increased expenditures to support the Company's sales growth and the introduction of the Company's new snowboard boot line.

     General and administrative. General and administrative expenses decreased from $8.3 million in fiscal 1995 to $4.7 million in fiscal 1996 primarily due to the following: (i) $850,000 in separation payments which occurred in the fourth quarter of fiscal 1995; (ii) the departure of two senior executives in early fiscal 1996 who were not replaced; (iii) large decreases in consulting and legal expenses which were incurred in fiscal 1995 in connection with an attempt to unionize the Orange Facility; and (iv) the absence of significant executive search fees in fiscal 1996.

     Restructuring costs. No additional restructuring costs were recorded in fiscal 1996. See "--Overview."

     Provision for doubtful accounts. Provision for doubtful accounts decreased to $762,000 for fiscal 1996 from $1.4 million for fiscal 1995 primarily due to the recording of a provision in fiscal 1995 related to the settlement of the Company's account with its former distributor for Mexico. See "Fiscal Year 1995 as Compared to Fiscal Year 1994--Earnings (Loss) from Operations--Provision for doubtful accounts."

     Amortization of intangibles. Amortization of intangibles decreased from $1.6 million for fiscal 1995 to $777,000 for fiscal 1996 due to the write-off of the Orange Facility Goodwill on May 31, 1995. See "--Overview."

  Interest Income

     Interest income was derived primarily from restricted cash used as collateral for the Company's $2.3 million surety bond maintained for the Company's self-insurance program for workers' compensation claims. See Note 6 of Notes to Consolidated Financial Statements.

  Interest and Debt Expense

     Interest and debt expense increased to $3.4 million in fiscal 1996 from $2.9 million in fiscal 1995, due to higher levels of secured and unsecured debt. These increases were partially offset by the lower interest expense resulting from the repayment of $5.8 million of principal of the Company's 9.6% Senior Notes made on August 1, 1995. Such Notes were paid in full by the Company in May 1996. See "--Liquidity and Capital Resources--Cash Flows."

  Other Income

     Other income for fiscal 1996 was comprised primarily of royalty income and sublease income. Other income increased to $1.9 million in fiscal 1996 from $1.6 million in fiscal 1995, due to increases in royalty income.

  Income Tax Expense

     Income tax expense increased to $2.8 million for fiscal 1996 from a benefit of $2.5 million for fiscal 1995, as a result of increased earnings.

  Extraordinary Item

     The extraordinary loss on early extinguishment of debt relates to a payment of a $1.5 million makewhole amount and the write-off of $241,000 in deferred financing costs in connection with the prepayment of the Company's 9.6% Senior Notes in May 1996. See "--Liquidity and Capital Resources -- Cash Flows." This
item is reported net of an income tax benefit of $677,000.

FISCAL YEAR 1995 AS COMPARED TO FISCAL YEAR 1994

  Net Sales

     Net sales increased 9.4% to $88.1 million in fiscal 1995 from $80.5 million in fiscal 1994. In the first quarter of fiscal 1995, the Company began importing the International Collection. The sales increase experienced in fiscal 1995 is primarily attributed to sales of this new line of footwear. See "--Overview."

     Sales to national accounts increased 15.4% from $43.7 million in fiscal 1994 to $50.5 million in fiscal 1995. Sales to large national chains, such as Kinney, Foot Locker, and Mervyn's, continued to increase during the year. At the same time, new national and regional customers were developed, further expanding the VANS brand name and generating increased sales.

     International sales decreased 6.9% in fiscal 1995 to $12.9 million from $13.9 million in fiscal 1994. Increases in sales to Japan, Germany and England were not sufficient to offset the continuing decline in sales to Mexico and Canada, which fell from an aggregate of $6.1 million in fiscal 1994 to an aggregate of $1.5 million in fiscal 1995.

     Sales through the Company's 79 retail stores (as of May 31, 1995) increased 8.0% to $24.6 million in fiscal 1995 from $22.8 million in fiscal 1994. Comparable store sales (stores open one year or more) increased approximately 1.0% for fiscal 1995, the first positive year-to-year comparison since fiscal 1992. Comparable store sales per square foot in fiscal 1995 increased to $224 from $221 in fiscal 1994. The Company opened four new mall and five new factory outlet stores in fiscal 1995, while closing eight locations as part of its ongoing program to eliminate underperforming stores. The increase in retail sales in fiscal 1995 is primarily attributed to the Company's strategy of focusing on mall and factory outlet stores, which had comparable store increases of 10.1% and 8.5%, respectively, for the year.

  Gross Profit

     Gross profit was $27.7 million in fiscal 1995 as compared to $31.7 million in fiscal 1994. As a percentage of net sales, gross profit decreased to 31.5% in fiscal 1995 from 39.4% in fiscal 1994. As previously discussed, the rapid growth in demand for foreign-sourced products experienced in fiscal 1995 caused an imbalance in inventories and domestic production overcapacity. Gross profit was primarily impacted by: (i) an approximately $6.3 million write-down of domestic inventory in the fourth quarter to realign inventories; and (ii) under-absorption in the Company's domestic manufacturing plants in the fourth quarter due to production overcapacity. These factors were partially offset by increased margins on foreign-sourced products. Due to the impact of the fourth quarter charges, a year-to-year comparison of gross profit contribution by sales channel is not meaningful.

  Earnings (Loss) from Operations

     Losses from operations were $38.4 million in fiscal 1995 compared to earnings of $4.0 million in fiscal 1994. Operating expenses increased 139.0% to $66.1 million in fiscal 1995 from $27.7 million in fiscal 1994. Operating expenses were primarily impacted by the restructuring costs of $30.0 million recognized in the fourth quarter of fiscal 1995. See "--Overview."

     Selling and distribution. Selling and distribution expenses increased 20.2% from $16.1 million in fiscal 1994 to $19.4 million in fiscal 1995 primarily due to: (i) the cost of opening the Company's City of Industry distribution center in March 1995; and (ii) increased personnel, travel expenditures and sales commissions associated with the sales increase described above and the introduction of new product lines.

     Marketing, advertising and promotion. Marketing, advertising and promotion expenses increased 39.5% to $5.4 million in fiscal 1995 from $3.9 million in fiscal 1994 due to increases in such expenses to support the sales growth described above and the introduction of new product lines.

     General and administrative. General and administrative expenses increased 50.5% to $8.3 million in fiscal 1995 from $5.5 million in fiscal 1994 primarily due to: (i) $850,000 in separation payments in connection with the departure of two senior executives; and (ii) increases in consulting, legal and executive search fees.

     Provision for doubtful accounts. Provision for doubtful accounts increased from $519,000 in fiscal 1994 to $1.4 million in fiscal 1995. Of this increase, $441,000 was attributable to the portion of accounts receivable deemed to be uncollectible and $400,000 was to settle the Company's account with Marathon Sports (U.S.A.), Inc. ("Marathon"), its distributor in Mexico. In the third quarter of fiscal 1995 it became apparent to the Company that the full amount of the Marathon receivable was not collectible. Economic conditions in Mexico were in decline and the Mexican peso was losing value, making it more difficult for Marathon to collect payment for shoes they were selling. As a result, the Company entered into an agreement with Marathon whereby Marathon, in full satisfaction of its obligations to the Company: (i) paid the Company $600,000 upon execution of a new distribution agreement; (ii) executed a promissory note for $275,000, guaranteed by the owners of Marathon and secured by a deed of trust on their personal residence; and (iii) returned 50,000 pairs of shoes to the Company.

  Other Income

     Other income (comprised primarily of litigation recovery, royalty income and sublease income) increased $910,000 to $1.6 million in fiscal 1995 from $712,000 in fiscal 1994, primarily due to a one-time benefit of $572,000 of litigation recovery received in the second quarter of fiscal 1995. Such litigation related to the Company's claims against the bankruptcy estate of Drexel Burnham Lambert

Inc. The claims alleged that, in connection with the Acquisition, Drexel had defrauded the Company into issuing shares of its Common Stock to a Drexel affiliate.

  Income Tax Expense (Benefit)

     Income taxes decreased from an expense of $700,000 in fiscal 1994 to a benefit of $2.5 million in fiscal 1995 primarily as a result of the fiscal 1995 loss. See "--Overview" and Note 9 of Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

  Cash Flows

     The Company finances its operations with a combination of cash flows from operations and borrowings. On May 24, 1996, the Company completed a public offering of its Common Stock (the "Offering"). The Company obtained net proceeds of $47.7 million from the Offering. Of such amount, $25.4 million was utilized to repay the Company's 9.6% Senior Notes due August 1, 1999 (including a $1.5 million makewhole amount resulting from the prepayment of such Notes), and $8.1 million was utilized to repay debt under a secured line of credit. See "-- Borrowings." The balance of the net proceeds was utilized for general corporate purposes.

     The Company experienced an outflow of cash from operating activities of $11.3 million during fiscal 1996, compared to an outflow of cash of $4.2 million for fiscal 1995. The cash used in operations was primarily the result of: (i) an increase in net accounts receivable to $20.8 million at May 31, 1996 from $12.6 million at May 31, 1995, as described below; (ii) an increase in inventory to $19.4 million at May 31, 1996 from $17.0 million at May 31, 1995, as described below; (iii) an increase in prepaid expenses; and (iv) a decrease in the restructuring cost accrual, a $4.3 million decrease in accounts payable, and decreases in accrued interest and accrued workers' compensation. Cash used in operations was partially offset by the decrease in income taxes receivable, the decrease in deferred income taxes and an increase in income taxes payable.

     The increase in accounts receivable was primarily due to the increase in net sales the Company experienced during the fourth quarter of fiscal 1996 and the timing of such sales, and increased sales to accounts in the Eastern United States which receive payment terms of an additional 15 days.

     The increase in inventories was primarily due to: (i) an increased average cost of finished goods resulting from a product mix shift to include higher cost International Collection shoes; and (ii) an increased number of finished goods held for sale at the Company's retail stores in order to improve in-stock selection and availability. These increases in inventory were partially offset by a decrease in the Company's work-in-process inventory and a decrease in domestically-produced footwear in connection with the closing of the Orange Facility. See "--Overview."

     The Company had a net outflow of cash from investing activities of $1.8 million during fiscal 1996, compared to a net outflow of cash of $2.5 million for fiscal 1995, due to a decrease in capital expenditures and an increase in proceeds from the sale of capital equipment. Capital expenditures for fiscal 1996 consisted primarily of: (i) the ramp-up of production at the Vista Facility in connection with the Company's restructuring (see "--Overview"); (ii) the opening of two new retail mall stores and eight new factory stores; and (iii) the remodeling of four existing mall and freestanding retail stores.

     The Company had a net inflow of cash from financing activities of $24.1 million during fiscal 1996, compared to a net inflow of cash of $2.8 million for fiscal 1995. The cash provided by financing activities was primarily the result of the net proceeds from the Offering and proceeds from short-term borrowings, offset by the repayment of the 9.6% Senior Notes.

     The Company experienced an outflow of cash from operating activities of $4.2 million in fiscal 1995, compared to an inflow of cash from operations of $4.0 million in fiscal 1994. Cash used in operations in fiscal 1995 was the result of the net loss incurred, net of non-cash items, primarily the goodwill write-off, depreciation and amortization and restructuring costs; and increases in inventories, income taxes receivable and deferred income taxes. Cash used in operations in fiscal 1995 was partially offset by a decrease in other assets, and an increase in accounts payable. Cash provided by operations in fiscal 1994 was primarily the result of net earnings and increases in accrued payroll and related expenses and decreases in income taxes receivable and deferred taxes, offset by increases in accounts receivable and inventories and a decrease in accounts payable.

     The Company had a net outflow of cash from investing activities for each of the two years ended May 31, 1995 and 1994, principally due to capital expenditures.

     The Company had a net inflow of cash from financing activities in each of the two years ended May 31, 1995 and 1994, primarily due to net proceeds from the issuance of Common Stock in both years and, in fiscal 1995, proceeds from short-term borrowings.

  Borrowings

     The Company has a secured line of credit (the "Secured Line of Credit") with Bank of the West (the "Bank"). The Secured Line of Credit was established in July 1995, and, as amended, permits the Company to borrow amounts up to the lesser of 80% of eligible accounts receivable, or $10 million. The Company pays interest on the debt incurred under the Secured Line of Credit at the prime rate established by the Bank from time to time. The Company has the option to pay interest at the LIBOR rate plus 3%. Under the agreement establishing the Secured Line of Credit, as amended, the Company must maintain certain financial covenants and is prohibited from paying dividends or making any other distribution without the Bank's consent. Debt incurred under the Secured Line of Credit is due and payable on July 1, 1997. The Company used a portion of the net proceeds from the Offering to repay all amounts due under the Secured Line of Credit, and, at May 31, 1996, the Company had no funds drawn down under such Line of Credit. See "--Cash Flows."

     The Company has a $6.0 million unsecured credit facility with Ssangyong Corporation, a South Korean corporation (the "Unsecured Credit Facility"), which is used to support the purchase of footwear. The interest rate on debt incurred under the Unsecured Credit Facility increases based on the amount of debt incurred. Assuming full utilization of the Unsecured Credit Facility, the Company will pay an effective interest rate of 14.8% per annum. Balances under the Unsecured Credit Facility are due within 60 days of the date of incurrence. Interest on amounts outstanding under the Unsecured Credit Facility is calculated on the full maturity period regardless of when payment is received within the 60 day term of each loan. The Unsecured Credit Facility expires on April 26, 1997. The Company utilized the improved liquidity that resulted from payment of the outstanding balance due under the Secured Line of Credit with a portion of the net proceeds of the Offering to repay balances outstanding under the Unsecured Credit Facility as they became due. As of August 22, 1996, there were no amounts due and owing under the Unsecured Credit Facility.

     On March 29, 1996, the Company obtained an additional secured credit facility from Ssangyong (U.S.A.), Inc. ("Ssangyong U.S.A.") under which Ssangyong U.S.A. finances the Company's purchases of snowboard boots (the "Snowboard Boot Facility"). Under the Snowboard Boot Facility, Ssangyong U.S.A. purchases, transports, warehouses, ships and collects payment for the snowboard boots, and is reimbursed for the sum of: (i) its out-of-pocket costs incurred in connection with the foregoing (the "Ssangyong Costs"); (ii) interest on the Ssangyong Costs at the prime rate established by Citibank N.A. from time to time; and (iii) a handling fee equal to 3.5% of the F.O.B. price of the boots purchased. The Snowboard Boot Facility is secured by a first priority security interest in the boot inventory and the accounts receivable resulting from sales thereof, and a second priority security interest in the Company's general intangibles. At no time may the sum of: (i) the outstanding balance of the Ssangyong Costs, plus (ii) aggregate outstanding letters of credit under the Snowboard Boot Facility, minus letters of credit opened by the Company's foreign distributors, exceed $7 million. The Snowboard Boot Facility expires on March 28, 1997.

  Current Cash Position

     The Company's cash position was $14.2 million as of May 31, 1996, exclusive of approximately $680,000 invested in long-term marketable securities included in other assets in the consolidated balance sheet which secures a bond maintained by the Company in connection with its self-insured workers' compensation plan. The Company's cash position has, in the past two years, been adversely impacted by increased working capital requirements caused by the rapid sales growth of the imported International Collection. These working capital constraints, in turn, adversely impacted sales to the Company's national accounts in the second half of fiscal 1996 because the Company had previously committed a significant portion of its available funds to support increased international sales which were placed earlier in the year than national sales. See "--Results of Operation--Fiscal Year 1996 as Compared to Fiscal 1995--Net Sales." Because the International Collection is imported, there are greater timing differences between the payment for goods and the receipt of cash from sales of such goods than if produced domestically. Additionally, because payment terms in the ski and snow industries are longer than the Company's traditional distribution channels, there are even greater timing differences between payment for the Company's new line of snowboard boots and the receipt of cash from sales of such boots.

     The Company anticipates that the application of the net proceeds from the Offering to repay debt should alleviate the Company's working capital constraints to a large extent for the next 12 months. In addition, the Company will attempt to increase the amount available under the Secured Line of Credit, however, there can be no assurance that it will be successful in doing so. For the next 24 months, the Company believes that cash from operations, together with borrowings from its Secured Line of Credit and its other credit facilities, should be sufficient to meet its working capital needs. NOTE: THE PREVIOUS THREE SENTENCES CONTAIN FORWARD-LOOKING STATEMENTS. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES
INCLUDE: (I) THE COMPANY'S RATE OF GROWTH; (II) THE COMPANY'S PRODUCT MIX BETWEEN THE INTERNATIONAL COLLECTION AND DOMESTICALLY-PRODUCED FOOTWEAR; (III) THE COMPANY'S ABILITY TO EFFECTIVELY MANAGE ITS INVENTORY LEVELS; AND (IV) TIMING DIFFERENCES IN PAYMENT FOR THE COMPANY'S FOREIGN-SOURCED PRODUCT.

  Capital Expenditures

     For fiscal 1996, the Company's capital expenditures were $2.6 million. The Company does not anticipate a significant increase in the level of capital expenditures in fiscal 1997.

RECENT ACCOUNTING PRONOUNCEMENT

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. The Company plans to continue to measure compensation cost of employee stock option plans using the intrinsic value based method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees," and starting in fiscal 1997, to make pro forma disclosures of net earnings and earnings per share as if the fair value method prescribed by SFAS No. 123 had been applied.

SEASONALITY

     The footwear industry is characterized by significant seasonality of net sales and results of operations. Historically, the Company's business has been moderately seasonal, with the largest percentage of sales realized in the first and fourth fiscal quarters (March through August), the so-called "Spring and Summer" and "Back to School" months. In addition, because snowboarding is a winter sport, sales of the Company's snowboard boots have historically been strongest in the first and second fiscal quarters. As a result of the Company's strategic redirection and the expansion of the Company's product line and international distribution channels, the Company believes that quarterly results in the future may vary from historical trends. Because of these and other factors, the Company anticipates that a higher portion of its overall fiscal year revenues will be recognized in the first fiscal quarter. In addition to seasonal fluctuations, the Company's operating results fluctuate quarter-to-quarter as a result of the timing of holidays, weather, timing of shipments, product mix, cost of materials and the mix between wholesale and retail channels. Because of such fluctuations, the results of operations of any quarter are not necessarily indicative of the results that may be achieved for a full fiscal year or any future quarter. In addition, there can be no assurance that the Company's future results will be consistent with past results or the projections of securities analysts.

                                   VANS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                                    MAY 31,
                                                                         -----------------------------
                                                                             1996             1995
                                                                         ------------     ------------
                                                ASSETS
Current assets:
  Cash.................................................................  $ 14,233,352     $  3,279,843
  Accounts receivable, net of allowance for doubtful accounts and sales returns and allowances of $1,147,344 and $812,631 at May 31, 1996
    and 1995, respectively (notes 7 and 13)............................    20,842,989       12,584,244
  Inventories (notes 4 and 7)..........................................    19,400,644       16,997,738
  Income taxes receivable (note 9).....................................            --        3,530,128
  Deferred income taxes (note 9).......................................       364,000        1,615,000
  Prepaid expenses.....................................................     2,457,301          498,555
                                                                         ------------     ------------
         Total current assets..........................................    57,298,286       38,505,508
Property, plant and equipment, net (notes 3, 5 and 10).................    10,801,763       10,747,450
Excess of cost over the fair value of net assets acquired, net of accumulated amortization of $32,744,117 and $31,966,872 at May 31,
  1996 and 1995, respectively (notes 2 and 3)..........................    16,495,283       17,272,527
Deferred financing costs, net of accumulated amortization of $576,943
  and $270,454 at May 31, 1996 and 1995, respectively..................            --          306,489
Property held for sale (notes 3, 5 and 10).............................     4,687,106        5,299,771
Other assets (note 6)..................................................     1,178,331          934,290
                                                                         ------------     ------------
                                                                         $ 90,460,769     $ 73,066,035
                                                                         ============     ============
                                 LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings (note 7).......................................  $  6,431,349     $  2,608,173
  Current portion of senior notes (note 8).............................            --        7,025,069
  Accounts payable (note 10)...........................................     4,328,821        8,579,473
  Accrued payroll and related expenses.................................     1,611,906        2,026,229
  Restructuring costs (note 3).........................................     1,750,782        6,083,934
  Accrued workers' compensation (note 10)..............................       803,964        1,540,046
  Accrued interest.....................................................            --          907,660
  Income taxes payable.................................................       967,659               --
                                                                         ------------     ------------
         Total current liabilities.....................................    15,894,481       28,770,584
Deferred income taxes (note 9).........................................     1,495,000        1,615,000
Capital lease obligations (notes 8 and 10).............................       343,742          441,384
Senior notes (note 8)..................................................            --       21,974,931
                                                                         ------------     ------------
                                                                           17,733,223       52,801,899
                                                                         ------------     ------------
Stockholders' equity (notes 2, 11 and 12):
  Preferred stock, $.001 par value, 5,000,000 shares authorized
    (1,500,000 shares designated as Series A Junior Participating
    Preferred Stock), none issued and outstanding......................            --               --
  Common stock, $.001 par value, 20,000,000 shares authorized,
    12,628,085 and 9,639,877 shares issued and outstanding at May 31,
    1996 and 1995, respectively........................................        12,628            9,640
  Additional paid-in capital...........................................    96,201,083       46,803,649
  Stock subscriptions..................................................       (85,000)              --
  Accumulated deficit..................................................   (23,401,165)     (26,549,153)
                                                                         ------------     ------------
         Net stockholders' equity......................................    72,727,546       20,264,136
Commitments and contingencies (note 10)................................
Subsequent event (note 10).............................................
                                                                         ------------     ------------
                                                                         $ 90,460,769     $ 73,066,035
                                                                         ============     ============

          See accompanying notes to consolidated financial statements.

                                   VANS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                             YEARS ENDED MAY 31,
                                                ---------------------------------------------
                                                    1996             1995            1994
                                                ------------     ------------     -----------
Net sales (note 13)...........................  $117,407,543     $ 88,055,695     $80,475,645
Cost of sales.................................    71,095,123       60,339,890      48,777,229
                                                ------------     ------------     -----------
  Gross profit................................    46,312,420       27,715,805      31,698,416
Operating expenses:
  Selling and distribution....................    23,446,501       19,354,878      16,099,503
  Marketing, advertising and promotion........     8,281,129        5,439,077       3,898,583
  General and administrative..................     4,699,240        8,291,129       5,509,105
  Restructuring costs (note 3)................            --       30,047,500              --
  Provision for doubtful accounts.............       762,295        1,359,846         518,593
  Amortization of intangibles.................       777,245        1,641,328       1,641,328
                                                ------------     ------------     -----------
          Total operating expenses............    37,966,410       66,133,758      27,667,112
                                                ------------     ------------     -----------
          Earnings (loss) from operations.....     8,346,010      (38,417,953)      4,031,304
Interest income...............................        79,302           81,634         173,892
Interest and debt expense.....................    (3,418,559)      (2,880,615)     (2,856,199)
Other income (note 2).........................     1,932,505        1,621,986         712,259
                                                ------------     ------------     -----------
  Earnings (loss) before income taxes and
     extraordinary item.......................     6,939,258      (39,594,948)      2,061,256
Income tax expense (benefit)(note 9)..........     2,775,822       (2,460,077)        700,226
                                                ------------     ------------     -----------
Earnings (loss) before income taxes and
  extraordinary item..........................     4,163,436      (37,134,871)      1,361,030
Extraordinary loss on early extinguishment of
  debt, net of income tax benefit of $676,965
  (note 8)....................................     1,015,448               --              --
                                                ------------     ------------     -----------
Net earnings (loss)...........................  $  3,147,988     $(37,134,871)    $ 1,361,030
                                                ============     ============     ===========
Per share information (note 2):
  Primary:
     Earnings (loss) before extraordinary
       item...................................  $        .40     $      (3.86)    $      0.14
     Extraordinary item.......................          (.10)              --              --
                                                ------------     ------------     -----------
     Net earnings (loss)......................  $        .30     $      (3.86)    $       .14
                                                ============     ============     ===========
     Weighted average common and common
       equivalent shares......................    10,405,993        9,611,204       9,730,752
  Fully diluted:
     Earnings (loss) before extraordinary
       item...................................  $        .37     $      (3.86)    $      0.14
     Extraordinary item.......................          (.09)              --              --
                                                ------------     ------------     -----------
     Net earnings (loss)......................  $        .28     $      (3.86)    $       .14
                                                ============     ============     ===========
     Weighted average common and common
       equivalent shares......................    11,149,961        9,611,204       9,730,752

          See accompanying notes to consolidated financial statements.

                                   VANS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                    YEARS ENDED MAY 31, 1996, 1995 AND 1994

                               COMMON STOCK       ADDITIONAL                          RETAINED             TOTAL
                           --------------------     PAID-IN         STOCK             EARNINGS          STOCKHOLDERS'
                             SHARES     AMOUNT      CAPITAL     SUBSCRIPTIONS   (ACCUMULATED DEFICIT)      EQUITY
                           ----------   -------   -----------   -------------   ---------------------   ------------
BALANCE AT MAY 31, 1993..   9,372,537   $ 9,373   $46,283,665     $      --         $   9,224,688       $ 55,517,726
  Issuance of common
    stock for cash.......     199,560       200       164,582            --                    --            164,782
  Income tax benefit
    attributable to stock
    option activity......          --        --       111,059            --                    --            111,059
  Net earnings...........          --        --            --            --             1,361,030          1,361,030
                           ----------   -------   -----------     ---------         -------------       ------------
BALANCE AT MAY 31, 1994..   9,572,097     9,573    46,559,306            --            10,585,718         57,154,597
  Issuance of common
    stock for cash.......      67,780        67       244,343            --                    --            244,410
  Net loss...............          --        --            --            --           (37,134,871)       (37,134,871)
                           ----------   -------   -----------     ---------         -------------       ------------
BALANCE AT MAY 31, 1995..   9,639,877     9,640    46,803,649            --           (26,549,153)        20,264,136
  Issuance of common
    stock for cash.......   2,988,208     2,988    49,397,434       (85,000)                   --         49,315,422
  Net earnings...........          --        --            --            --             3,147,988          3,147,988
                           ----------   -------   -----------     ---------         ------------        -----------
BALANCE AT MAY 31, 1996..  12,628,085   $12,628   $96,201,083     $ (85,000)        $ (23,401,165)      $ 72,727,546
                           ==========   =======   ===========     =========         =============       ============

          See accompanying notes to consolidated financial statements.

                                   VANS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                             YEARS ENDED MAY 31,
                                                ---------------------------------------------
                                                    1996             1995            1994
                                                ------------     ------------     -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings (loss).........................  $  3,147,988     $(37,134,871)    $ 1,361,030
  Adjustments to reconcile net earnings (loss)
     to net cash provided by (used in)
     operating activities:
     Depreciation and amortization............     3,175,973       28,390,226       3,917,647
     Amortization of deferred financing
       costs..................................       306,489           72,124          72,124
     Provision for losses on accounts
       receivable and sales returns...........       762,295        1,359,846         518,593
     Loss (gain) on the sale of property,
       plant and equipment....................            --          (36,411)         42,620
     Changes in assets and liabilities:
       Accounts receivable....................    (9,021,040)      (1,117,317)     (1,007,126)
       Income taxes receivable................     3,530,128       (2,924,269)        905,200
       Inventories............................    (2,402,906)      (3,676,973)     (1,565,755)
       Deferred income taxes..................     1,131,000         (489,000)        524,000
       Prepaid expenses.......................    (1,958,746)        (122,052)        169,454
       Other assets...........................      (244,041)       1,881,021        (262,194)
       Accounts payable.......................    (4,250,652)       3,888,888      (1,229,098)
       Accrued payroll and related expenses...      (414,323)        (405,302)        632,205
       Accrued workers' compensation..........      (736,082)          28,887         (86,093)
       Restructuring costs....................    (4,333,152)       6,083,934              --
       Accrued interest.......................      (907,660)         (24,068)         (4,004)
       Income taxes...........................       967,659               --              --
                                                ------------     ------------     -----------
          Net cash provided by (used in)
            operating activities..............   (11,247,070)      (4,225,337)      3,988,603
                                                ------------     ------------     -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property, plant and
     equipment................................    (2,557,520)      (2,641,480)     (3,478,237)
  Proceeds from sale of property, plant and
     equipment................................       717,143          186,437          58,971
                                                ------------     ------------     -----------
          Net cash used in investing
            activities........................    (1,840,377)      (2,455,043)     (3,419,266)
                                                ------------     ------------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from short-term borrowings.........     3,823,176        2,608,173              --
  Payments on capital lease obligations.......       (97,642)         (21,532)             --
  Principal payments on senior notes..........   (29,000,000)              --              --
  Proceeds from issuance of common stock,
     net......................................    49,315,422          244,410         164,782
                                                ------------     ------------     -----------
          Net cash provided by financing
            activities........................    24,040,956        2,831,051         164,782
                                                ------------     ------------     -----------
          Net increase (decrease) in cash and
            cash equivalents..................    10,953,509       (3,849,329)        734,119
  Cash and cash equivalents, beginning of
     year.....................................     3,279,843        7,129,172       6,395,053
                                                ------------     ------------     -----------
  Cash and cash equivalents, end of year......  $ 14,233,352     $  3,279,843     $ 7,129,172
                                                ============     ============     ===========
SUPPLEMENTAL CASH FLOW INFORMATION -- AMOUNTS
  PAID FOR:
  Interest....................................  $  3,353,372     $  2,808,490     $ 2,788,000
  Income taxes................................  $     41,265     $  1,007,533     $   856,857
NON-CASH INVESTING AND FINANCING ACTIVITIES:
  Income tax benefit attributable to stock
     option activity..........................  $         --     $         --     $   111,059
  Capital lease obligations incurred..........  $         --     $    554,379     $        --

          See accompanying notes to consolidated financial statements.

                                   VANS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          MAY 31, 1996, 1995 AND 1994

1. BUSINESS AND ORGANIZATION

     Vans, Inc. (the "Company") is a leading designer, manufacturer and distributor of a collection of high quality casual and active-casual footwear for men, women and children, as well as performance footwear for enthusiasts of outdoor sports such as skateboarding, snowboarding and BMX bicycling.

     On August 29, 1991, the Company concurrently completed its initial public stock offering (the "IPO") and issued $29,000,000 of Senior Notes due 1999 in a private offering (the "Debt Offering")(see note 8).

     The Company is the successor to Van Doren Rubber Company, Inc. ("VDRC"), a California corporation that was founded in 1966. VDRC was acquired by the Company in February 1988 in a series of related transactions (the "Acquisition") and was accounted for using the purchase method of accounting. VDRC was merged with and into the Company in connection with the IPO.

     On May 24, 1996, the Company completed its secondary offering of common stock (the "Offering"). In connection with the Offering, 2,700,000 shares of the Company's common stock were sold by the Company for net proceeds of approximately $47.7 million and 100,000 shares were sold by a stockholder of the Company. Additionally, 420,000 shares were sold by another selling stockholder to cover over-allotments. The Company did not receive any of the proceeds from the sale of shares of common stock by the selling stockholders. The Company used the net proceeds from the Offering to (i) repay $25.4 million of the outstanding principal amount of the Company's 9.6% senior notes due August 1, 1999 (the "Senior Notes"), including accrued interest and a makewhole amount resulting from the prepayment of the Senior Notes (see note 8); (ii) repay $8.1 million outstanding under a secured line of credit (the "Secured Line of Credit") with a financial institution (see note 8); and (iii) increase working capital for the financing of inventory and accounts receivable.

     The Company's customers are located primarily in the United States. However, there are customers located in a number of foreign countries (see note
13).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its subsidiaries, Vans International, Inc., a foreign sales corporation ("FSC"), Vans Footwear International, Inc., Vans Far East Limited, a wholly-owned Hong Kong subsidiary, and Vans Shoes Outlets, Ltd., a Texas Limited Partnership of which the Company is a general partner. All significant intercompany balances and transactions have been eliminated in consolidation.

     Basis of Financial Statement Presentation. The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the balance sheets and revenues and expenses for the periods. Actual results could differ from those estimates.

     Cash Equivalents. For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt investments purchased with original maturities of three months or less to be cash equivalents.

     Inventories. Inventories are valued at the lower of cost or market (net realizable value). Cost is determined using the first-in, first-out (FIFO) method.

     Goodwill. Goodwill is the cost in excess of fair value of the net assets acquired in the Acquisition (see note 1). Goodwill represented trademarks, manufacturing know-how and dealer relationships and was being amortized on a straight-line basis over 30 years.

     In March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Under the provisions of SFAS No. 121, if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. The amount of impairment, if any, is measured based on projected discounted cash flows. The Company adopted SFAS No. 121 in the fourth quarter of fiscal 1995. Prior to the adoption of SFAS No. 121, the Company had used a similar approach for assessing the recoverability of goodwill based on operating income.

     At May 31, 1995, the Company wrote off $20,000,000, representing the unamortized portion of goodwill relating to manufacturing know-how resulting from the decision to close its Orange, California manufacturing facility (see note 3). The Company has evaluated the recoverability of the remaining goodwill by analyzing forecasted undiscounted cash flows and found no further impairment existed at May 31, 1995 and 1996. Accordingly, remaining goodwill represents trademarks and dealer relationships and is being amortized on a straight-line basis over 30 years.

     Financing Costs. Costs incurred to obtain financing have been capitalized and are amortized using the straight-line method over the estimated life of the related debt.

     Revenue Recognition.  Revenue is recognized at the point of sale.

     Property, Plant and Equipment. Property, plant and equipment are stated at cost, less depreciation and amortization and estimated loss on disposal. The cost of additions and improvements are capitalized, while maintenance and repairs are expensed as incurred. Depreciation is computed on the straight-line method over the estimated useful lives of the related assets as follows:

                                                                               YEARS
                                                                               -----
        Buildings and improvements...........................................  31.5
        Machinery and equipment..............................................  5-10
        Store fixtures and equipment.........................................     7
        Automobiles and trucks...............................................     5
        Computer, office furniture and equipment.............................   3-5

Leasehold improvements are amortized over the lesser of the estimated useful lives of the assets or the related lease terms.

     Income Taxes. Income taxes are provided based upon the provisions of SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

     Other Income.  Other income is comprised of the following:

                                                    YEARS ENDED MAY 31,
                                           --------------------------------------
                                              1996           1995          1994
                                           ----------     ----------     --------
            Royalty income...............  $1,791,800     $  907,549     $547,068
            Rental income................      72,718        117,437      119,705
            Litigation recovery..........          --        572,468           --
            Other........................      67,987         24,532       45,486
                                           ----------     ----------     --------
                                           $1,932,505     $1,621,986     $712,259
                                           ==========     ==========     ========

     For the year ended May 31, 1995, the litigation recovery amount related to the Company's claims against the bankruptcy estate of Drexel Burnham Lambert Inc. The claims alleged that, in connection with the Acquisition, Drexel had defrauded the Company into issuing shares of its common stock to a Drexel affiliate.

     Fair Value of Financial Instruments. In December 1991, the FASB issued SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." SFAS No. 107 requires all entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value. SFAS No. 107 defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. As of May 31, 1996, the fair value of all financial instruments approximated carrying value.

     Stock-Based Compensation. In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. The Company plans to continue to measure compensation cost of employee stock option plans using the intrinsic value based method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees," and starting in fiscal 1997, to make pro forma disclosures of net earnings and earnings per share as if the fair value method prescribed by SFAS No. 123 had been applied.

     Earnings (Loss) per Common Share. Primary earnings (loss) per share are based on the weighted average number of shares outstanding during each year and the assumed exercise of dilutive stock options less the number of treasury shares assumed to be purchased from the proceeds using the average market price of the Company's Common Stock during the year. Fully diluted earnings (loss) per share are based on the weighted average number of shares outstanding during each year and the assumed exercise of dilutive stock options less the number of treasury shares assumed to be purchased from the proceeds using the higher of the average or ending market price of the Company's Common Stock during the year. The Company has granted certain options which have been treated as common share equivalents, when appropriate (see note 11).

     Reclassifications. Certain amounts in the 1994 and 1995 consolidated financial statements have been reclassified to conform to the 1996 presentation.

3. RESTRUCTURING COSTS

     Prior to fiscal 1995, the Company manufactured all of its footwear at two domestic manufacturing facilities located in Southern California. As part of the Company's strategic redirection, in the first quarter of fiscal 1995 the Company began to source from South Korea its line of casual and performance footwear known as the International Collection. The success of the International Collection created a domestic manufacturing overcapacity problem for the Company which contributed to an overstock in domestic inventories. In the second quarter of fiscal 1995, the Company increased the inventory valuation allowance from $324,772 to approximately $600,000 in order to help mitigate the risks associated with increased inventory balances. In the third quarter of fiscal 1995, the Company took steps to adjust its U.S. production; however, customer demand for the

International Collection continued to grow. In the fourth quarter of fiscal 1995, it first became apparent that domestic manufacturing workforce reductions would not be sufficient to address the increase in orders for the International Collection and the decrease in demand for domestically-produced footwear, and the Company determined that a plant closure would be required. Therefore, on May 30, 1995 the Board of Directors voted to close its Orange, California manufacturing facility and in July 1995, the Company closed its Orange, California manufacturing facility and recognized restructuring costs of $30.0 million in the fourth quarter of fiscal 1995.

     At May 31, 1995, the restructuring cost liability of $6,084,000 included an estimated provision of $3,405,000 for involuntary termination benefits for approximately 1,000 employees and $2,679,000 for costs to close the plant and prepare the site for sale. At May 31, 1996, the remaining restructuring cost liability of $1,751,000 includes an estimated provision of $1,203,000 for involuntary termination benefits and $548,000 for costs to prepare the site for sale. The Company has paid approximately $4,333,000 and $79,500 in costs related to the plant closure for the years ended May 31, 1996 and 1995, respectively.

     In the fourth quarter of fiscal 1995, the Company provided $30,047,500 ($28,685,700 after tax, or $2.98 per share) for restructuring related to the closure of its Orange, California manufacturing facility. The estimated provision includes the above mentioned costs, $3,884,000 for estimated loss on sale of the plant site and equipment offset against property held for sale (see note 5) and $20,000,000 of goodwill related to manufacturing know-how eliminated with the plant closure included in the accumulated amortization of the excess of cost over the fair value of net assets acquired (see note 2).

4. INVENTORIES

     Inventories are comprised of the following:

                                                                       MAY 31,
                                                             ---------------------------
                                                                1996            1995
                                                             -----------     -----------
    Raw materials..........................................  $ 1,616,486     $ 1,978,760
    Work-in-process........................................       20,680         695,995
    Finished goods.........................................   17,763,478      14,322,983
                                                             -----------     -----------
                                                             $19,400,644     $16,997,738
                                                             ===========     ===========

     Inventories at May 31, 1996 and 1995 are reduced by $600,000, to reflect lower of cost or market valuation allowances.

     In the fourth quarter of fiscal 1995, the Company wrote-down $6.3 million of inventory. The write-down of inventory consisted of $4.5 million of domestically-produced finished goods and $1.8 million of raw material inventory. Such inventory became impaired as a result of the following events which occurred in the fourth quarter of fiscal 1995: (i) the expanding sales of the International Collection; (ii) the slowing of sales of domestically-produced footwear and related price erosion and discounting; (iii) the decrease in domestic production as a result of the above and the subsequent closure of the Orange, California manufacturing facility; and (iv) the discontinuance of certain domestically-produced product.

5. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment is comprised of the following:

                                                                       MAY 31,
                                                             ---------------------------
                                                                1996            1995
                                                             -----------     -----------
    Buildings and improvements.............................  $        --     $   131,511
    Machinery and equipment................................    4,660,509       6,866,966
    Store fixtures and equipment...........................    1,897,060       1,392,944
    Automobiles and trucks.................................      722,025         507,836
    Computers, office furniture and equipment..............    5,889,225       5,076,750
    Leasehold improvements.................................    5,000,081       3,924,933
                                                             -----------     -----------
                                                              18,168,900      17,900,940
    Less accumulated depreciation and amortization.........   (7,367,137)     (7,153,490)
                                                             -----------     -----------
                                                             $10,801,763     $10,747,450
                                                             ===========     ===========

     As of May 31, 1996 and 1995, respectively, land, building and equipment with a net book value of $7,713,523 and $9,183,771 related to the Orange, California manufacturing facility has been reclassified to property held for sale net of a $3,026,417 and $3,884,000 lower of cost or market adjustment (see notes 3 and 10).

     Included in machinery and equipment and automobiles and trucks at May 31, 1996 and May 31, 1995 are $554,379 of assets held under capital leases. Accumulated amortization of assets held under capital leases totaled $112,996 and $21,435, respectively. (see note 10).

     Depreciation expense totaled $2,398,729, $2,977,573 and $2,453,813 for the years ended May 31, 1996, 1995 and 1994, respectively.

6. WORKERS' COMPENSATION

     Effective July 1, 1992, the Company self-insured for workers' compensation claims. In February 1995, the Company posted a $2,304,000 surety bond, as required by California law, to act as security in the event of a default by the Company in the payment of substantiated claims. The surety bond is collateralized by $680,000 of long-term marketable securities which are included in other assets in the accompanying balance sheet as of May 31, 1996. The investments are held in custody by the issuing insurance company, are restricted as to withdrawal or use, and are currently invested in long-term marketable securities bearing interest payable to the Company at 11.68% at May 31, 1996. At May 31, 1996 and 1995, there were no outstanding claims and/or demands against the surety bond or letter of credit, respectively (see note 10).

7. CREDIT FACILITIES AND SHORT-TERM BORROWINGS

     At May 31, 1995, the Company had a $3,000,000 unsecured bank line of credit, of which $2,608,173 was outstanding. The line is utilized to issue letters of credit for product purchases. Fees paid equaled 1/8% of the face amount of the underlying letters of credit (see note 10). Interest is payable at prime plus 3% on letters of credit with extended terms. Certain financial ratios are required under the credit agreement. At May 31, 1995, the Company was in compliance with or had obtained waivers for all such covenants. The line expired on July 15, 1995.

     The Company has a $6,000,000 unsecured line of credit, as amended, with a South Korean corporation, which is utilized to support product purchases. Assuming full utilization of the line, the Company will pay an effective interest rate of 14.8% per annum on the debt, comprised of (i) an annual fee of 10.36% payable at the time of the first draw thereunder, and (ii) annual interest of 2.22% on the outstanding debt. Balances under the line are due within 60 days from the date of incurrence. The line expires on April 26, 1997. At May 31, 1996, the Company had a $4,656,000 outstanding balance under the facility. The remaining short-term borrowings of $1,775,000 represent the Company's liability for product in transit which has not yet been paid for.

     The Company has a secured bank line of credit that was established in July 1995, and, as amended, permits the Company to borrow amounts up to the lesser of 80% of eligible accounts receivable or $10.0 million. Interest is payable at the bank's prime rate. Under the agreement establishing the Secured Line of Credit, as amended, the Company must maintain certain financial covenants and is prohibited from paying dividends or making any other distribution without the bank's consent. At May 31, 1996, the Company was in compliance with all such covenants. The line expires on July 1, 1997. There were no outstanding borrowings under the Secured Line of Credit at May 31, 1996.

     In March 1996, the Company obtained an additional secured credit facility from Ssangyong U.S.A. whereby Ssangyong U.S.A. will finance the Company's purchases of snowboard boots (the "Snowboard Boot Facility"). Under the Snowboard Boot Facility, Ssangyong (U.S.A.) will purchase, transport, warehouse, ship and collect payment for the snowboard boots, and will be reimbursed for the sum of: (i) its out-of-pocket costs incurred in connection with the foregoing (the "Ssangyong Costs"); (ii) interest on the Ssangyong Costs at the prime rate established by Citibank N.A. from time to time; and (iii) a handling fee equal to 3.5% of the F.O.B. price of the boots purchased. The Snowboard Boot Facility is secured by a first priority security interest in the boot inventory and the accounts receivable resulting from sales thereof, and a second priority security interest in the Company's general intangibles. At no time may the sum of: (i) the outstanding balance of the Ssangyong Costs, plus (ii) aggregate outstanding letters of credit under the Snowboard Boot Facility, minus letters of credit opened by the Company's foreign distributors, exceed $7 million. The Snowboard Boot Facility expires on March 28, 1997.

8. DEBT

     Long-term debt consists of the following:

                                                                        MAY 31,
                                                                ------------------------
                                                                  1996          1995
                                                                --------     -----------
    Senior notes..............................................  $     --     $29,000,000
    Capitalized lease obligations (see note 10)...............   441,383         532,847
                                                                --------     -----------
                                                                 441,383      29,532,847
    Less current portion......................................    97,641       7,116,532
                                                                --------     -----------
                                                                $343,742     $22,416,315
                                                                ========     ===========

     The senior notes were redeemed in conjunction with the Offering (see note
1). A makewhole amount of approximately $1,451,000 was paid to redeem the notes and approximately $241,000 of deferred financing costs related to the senior notes were written-off resulting in an extraordinary loss on early extinguishment of debt of approximately $1,015,000, net of a $677,000 income tax benefit.

     The senior notes were 9.6% interest only notes due August 1, 1999. Interest was payable semiannually. On August 1, 1995, the Company paid the first principal installment of $5,800,000, along with $1,392,000 of accrued interest. On February 1, 1996, the Company paid $1,100,000 of accrued interest. Equal additional installments of principal were due August 1, 1996, 1997 and 1998 with the remaining principal and interest due August 1, 1999.

9. INCOME TAXES

     Income tax expense (benefit) consists of the following:

                                                            YEARS ENDED MAY 31,
                                                  ---------------------------------------
                                                     1996           1995           1994
                                                  ----------     -----------     --------
    Current:
      U.S. Federal..............................  $  787,327     $(1,972,677)    $ 89,267
      State.....................................     180,332           1,600       75,959
                                                  ----------     -----------     --------
                                                     967,659      (1,971,077)     165,226
                                                  ----------     -----------     --------
    Deferred:
      U.S. Federal..............................     878,624        (369,000)     433,000
      State.....................................     252,574        (120,000)     102,000
                                                  ----------     -----------     --------
                                                   1,131,198        (489,000)     535,000
                                                  ----------     -----------     --------
                                                  $2,098,857     $(2,460,077)    $700,226
                                                  ==========     ===========     ========

     Total income tax expense (benefit) differed from amounts computed by applying the U.S. Federal statutory tax rate of 34% to earnings (loss) before income taxes, as a result of the following:

                                                             YEARS ENDED MAY 31,
                                                    -------------------------------------
                                                       1996          1995         1994
                                                    ----------   ------------   ---------
    Computed "expected" tax expense (benefit).....  $1,783,927   $(13,462,282)  $ 700,827
    Write-off of goodwill.........................          --      6,800,000          --
    Compensation under stock option plans.........      (4,353)       (30,049)   (182,792)
    Amortization of intangible assets.............     264,263        558,052     558,052
    State franchise taxes, net of Federal
      benefit.....................................     276,333        (78,144)    117,407
    Benefit from nontaxable FSC income............     (31,960)       (88,400)   (227,389)
    Research and development tax credit...........          --             --    (301,616)
    Increase (decrease) in valuation allowance....    (350,000)     3,499,000          --
    Other.........................................     160,647        341,746      35,737
                                                    ----------    -----------    --------
                                                    $2,098,857   $ (2,460,077)  $ 700,226
                                                    ==========    ===========    ========

     The components of net deferred taxes as of May 31, 1996 and 1995, follow:

                                                                       MAY 31,
                                                             ---------------------------
                                                                1996            1995
                                                             -----------     -----------
    Deferred tax assets:
      Accounts receivable..................................  $   496,800     $   351,869
      Inventories..........................................      566,261         720,707
      Accrued workers' compensation........................      348,116         666,840
      Restructuring costs..................................    2,068,527       3,824,256
      Intangibles..........................................       88,154          95,500
      Accrued expenses.....................................      172,204         357,864
      Compensation under stock option plans................      176,310         176,309
      Tax credits and other carryforwards..................      142,047              --
                                                             -----------     -----------
                                                               4,058,419       6,193,345
      Valuation allowance..................................   (3,149,000)     (3,499,000)
                                                             -----------     -----------
      Total deferred tax assets............................      909,419       2,694,345
                                                             -----------     -----------

                                                                       MAY 31,
                                                             ---------------------------
                                                                1996            1995
                                                             -----------     -----------
    Deferred tax liabilities:
      Property, plant and equipment........................    1,774,344       2,144,147
      State franchise taxes................................       20,931         294,012
      Intangibles..........................................      245,342         256,186
                                                             -----------     -----------
      Total deferred tax liabilities.......................    2,040,617       2,694,345
                                                             -----------     -----------
      Net deferred tax liabilities.........................  $ 1,131,198     $        --
                                                             ===========     ===========

     During the year ended May 31, 1996, the Company decreased its valuation allowance related to deferred tax assets by $350,000.

     Based on the Company's current and historical pre-tax results of operations, net of the effects of restructuring costs, management believes it is more likely than not that the Company will realize the benefit of the existing deferred tax assets, which are not offset by a valuation allowance, as of May 31, 1996. Management believes the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable income; however, there can be no assurance that the Company will generate any earnings or any specific level of continuing earnings in future years. Certain tax planning or other strategies could be implemented, if necessary, to supplement earnings from operations to fully realize recorded tax benefits.

10. COMMITMENTS AND CONTINGENCIES

     Litigation. On June 6, 1995, a class action lawsuit was filed in the Federal District Court for the Central District of California alleging violations of the Federal Securities laws by the Company and certain of its present and former officers and directors. On February 6, 1996, the Company reached an agreement-in-principle to settle the class action lawsuit. The proposed settlement provided for the Company's insurance carrier to pay $1,000,000, which comprised the entire settlement amount. The Company paid no portion of the settlement and admitted no liability in connection therewith. On July 22, 1996, the Court entered an order approving the settlement and dismissing the case with prejudice.

     The Company is involved as both plaintiff and defendant in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters should not have a material adverse effect on the Company's consolidated financial position or results of operations.

     Capital Leases. The Company has capital leases for certain equipment at its distribution center. These leases were discounted using interest rates appropriate at the inception of each lease. Future minimum lease payments for capitalized lease obligations at May 31, 1996 are as follows:

        1997.............................................................  $138,662
        1998.............................................................   138,662
        1999.............................................................   138,662
        2000.............................................................   112,801
                                                                           --------
        Total minimum obligations........................................  $528,787
        Less interest....................................................   (87,404)
                                                                           --------
        Present value of net minimum obligations.........................   441,383
        Less current portion.............................................   (97,641)
                                                                           --------
        Long-term obligations at May 31, 1996 (see note 8)...............  $343,742
                                                                           ========

     The current portion of capital lease obligations is included in accounts payable in the accompanying balance sheet at May 31, 1996.

     Operating Leases. Substantially all of the Company's retail stores, the distribution facility and the Vista manufacturing facility are leased under noncancelable operating leases having original terms in excess of one year. Certain leases are renewable and contain clauses for rent escalation. The future minimum rental payments under noncancelable operating leases are as follows at May 31, 1996:

    1997..................................................................  $ 3,175,000
    1998..................................................................    2,898,000
    1999..................................................................    2,579,000
    2000..................................................................    1,974,000
    2001..................................................................    1,291,000
    Thereafter............................................................    2,264,000
                                                                            -----------
                                                                            $14,181,000
                                                                            ===========

     The Company also leases certain other equipment on a month-to-month basis. Total rent expense incurred for the years ended May 31, 1996, 1995 and 1994 under all operating leases was approximately $5,068,000, $4,279,000 and $3,888,000, respectively.

     Included in rent expense for each of the years ended May 31, 1996, 1995 and 1994 is $36,000 for the rent of a retail store from The Group, a California general partnership whose partners are former shareholders of VDRC. The Company also incurred rent expense of $17,900, $18,700 and $33,000 for the years ended May 31, 1996, 1995 and 1994, respectively, for the lease of two retail stores owned by members of the immediate family of one of the founders of the Company.

     Employment, Management and Consulting Agreements. At May 31, 1996, the Company had employment agreements with twelve officers that range from 1-5 years in duration and provide for minimum compensation levels. The minimum salaries payable subsequent to May 31, 1996, through the duration of these agreements, is $2,128,000.

     For the years ended May 31, 1996, 1995 and 1994, the Company incurred approximately $1,555,000, $1,516,000 and $754,000, respectively, in employment and management expense under the above agreements which is included in cost of goods sold, selling and distribution, and general and administrative expenses in the accompanying consolidated statements of operations. Included in the May 31, 1995 amount is an $850,000 accrual for separation payments in connection with the departure of two senior executives.

     The Company has entered into a management agreement, as amended, with a company owned by a significant stockholder of the Company. The agreement provides for a management fee aggregating $350,000 annually through May 31, 1998. Payments under this agreement are made monthly. Amounts paid under this agreement totaled approximately $350,000 for each of the fiscal years ended May 31, 1995 and 1994. One half of the Company's obligation under this agreement for the year ended May 31, 1996 was waived. The remaining $175,000 due under this agreement at May 31, 1996 is included in accounts payable in the accompanying balance sheets.

     License Agreements. The Company has commitments for minimum guaranteed payments under licensing agreements aggregating approximately $1,173,000, $62,400 and $22,800 at May 31, 1996, 1995 and 1994, respectively. These agreements range from 1-3 years in duration and are payable through July 31, 1997. Approximately $276,000, $214,000, and $110,000 were paid under license agreements during the years ended May 31, 1996, 1995 and 1994, respectively.

     Advertising Agreements. On July 1, 1993, the Company entered into an agreement with an advertising agency to serve as the Company's advertising agent. The agreement required that the Company guarantee the advertising agency minimum annual billings of $180,000 within each 12-month cycle of the agreement. This agreement was terminated effective June 30, 1995.

     On June 1, 1995, the Company entered into an agreement with an advertising agency to provide advertising planning and support. The agreement requires that the Company pay the agency a minimum of $180,000 annually. The agreement was terminated in February 1996.

     Workers' Compensation. The Company has self-insured for workers' compensation claims since July 1, 1992. The Company is liable for claims up to $250,000 per incident and maintains insurance for claims in excess of this amount. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and an actuarially determined estimated liability for claims incurred but not reported. At May 31, 1996 and 1995, the Company had accrued approximately $804,000 and $1,540,000, respectively, for these claims.

     Letters of Credit. The Company utilizes letters of credit to back certain purchases of product. These instruments are subject to fees competitively determined in the marketplace. As of May 31, 1996, the Company had $1,360,000 in open letters of credit which had not been drawn against.

     Third Party Manufacturing. One manufacturer accounted for approximately one-half of all third-party shoes manufactured during each of the years ended May 31, 1996 and 1995.

     Snowboard Boot Facility. As of May 31, 1996, the Company had open letters of credit of approximately $1,753,000 under this facility, none of which were due under the agreement.

     Subsequent Event. In August 1996, the Company entered into two agreements to lease the Orange Facility to two companies. The initial terms of each lease are five years, and each lessee has an option to extend the lease for an additional five years. The commencement date of one lease is November 1, 1996, and the commencement date of the other lease is March 1, 1997. The Orange Facility is classified as property held for sale in the accompanying balance sheets.

11. STOCK OPTIONS

     In April 1988, the Company adopted an incentive stock option plan under which the Company may grant to key employees incentive stock options to purchase up to 666,000 shares of the Company's stock (the "1988 Incentive Stock Option Plan"). The incentive stock options allow the employee to purchase shares of common stock equal to fair market value at the date of grant. All stock options granted under the plan were exercisable over a period of 3 to 5 years from the date of grant. These options expire 10 years from the date of grant.

     Transactions involving the 1988 Incentive Stock Option Plan are summarized as follows:

                                                                  EXERCISE        NUMBER
                                                                   PRICE            OF
                                                                 PER SHARE        SHARES
                                                                ------------     --------
    Outstanding at May 31, 1993...............................  $0.17 - 4.83      315,520
    Options exercised.........................................   0.17 - 4.83     (194,700)
                                                                  ----------     --------
    Outstanding at May 31, 1994...............................          4.83      120,820
    Options canceled..........................................          4.83      (10,000)
    Options exercised.........................................          4.83      (49,830)
                                                                  ----------     --------
    Outstanding at May 31, 1995...............................          4.83       60,990
    Options exercised.........................................          4.83      (16,540)
                                                                  ----------     --------
    Outstanding at May 31, 1996...............................          4.83       44,450
                                                                  ==========     ========

     In November 1991, the Board of Directors of the Company adopted a long-term incentive plan under which the Company may grant to key employees incentive stock options, and to directors and consultants nonqualified stock options to purchase up to 1,400,000 shares of the Company's common stock (plus any and all of the remaining shares available for grants of options under the 1988 Incentive Stock Option Plan) until November 2001 (the "1991 Long-Term Incentive Plan"). Stock options granted under the plan are exercisable in varying amounts over the term of the options, and the vesting periods accelerate for certain options upon certain events, but all such options become fully vested no later than 5 years after the date of grant. The exercise price for each option is equivalent to no less than the fair market value of the Company's common stock on the date the option was granted.

     Transactions involving the 1991 Long-Term Incentive Plan are summarized as follows:

                                                               EXERCISE
                                                                 PRICE           NUMBER
                                                               PER SHARE        OF SHARES
                                                             -------------      ---------
    Outstanding at May 31, 1993............................. $6.00 - 20.50        435,546
    Options canceled........................................  6.00 -  9.50        (30,255)
    Options granted.........................................  5.63 -  7.63        270,750
                                                             -------------      ---------
    Outstanding at May 31, 1994.............................  5.63 - 20.50        676,041
    Options canceled........................................  6.00 - 14.75       (102,850)
    Options granted.........................................  4.50 -  6.38        771,000
                                                             -------------      ---------
    Outstanding at May 31, 1995.............................  4.50 - 20.50      1,344,191
    Options canceled........................................  4.50 - 20.50       (286,732)
    Options exercised.......................................  4.50 -  7.00       (271,668)
    Options granted.........................................  4.25 - 12.75        425,751
                                                             -------------      ---------
    Outstanding at May 31, 1996............................. $4.25 - 14.75      1,211,542
                                                             =============      =========

     Under separate non-qualified stock option agreements, the Company has granted options to purchase 256,140 shares of the Company's stock at an exercise price ranging from $.17 to $17.75 per share. The excess, if any, of the fair market value of the Company's stock at the date of grant over the exercise price of the option was considered unearned compensation which was amortized and charged to operations over the option's vesting period. As of May 31, 1995 and 1994, 21,950 and 4,860 options, respectively, had been exercised at $.17 per share.

     At May 31, 1996, 476,270 share options were exercisable under the Company's stock option plans.

     During the year ended May 31, 1993, the Board of Directors granted certain officers of the Company restricted stock awards representing an aggregate of 21,773 shares of common stock. The shares underlying the stock grants are outstanding at the date of grant. Generally, these shares become fully vested five years from the grant date and remain restricted and non-transferable until such date. During fiscal 1995, stock grants representing 4,000 shares were canceled and 4,000 shares were vested as part of a separation agreement. At May 31, 1996, stock awards representing 13,773 shares remained outstanding.

12. STOCKHOLDER RIGHTS PLAN

     On February 22, 1994, the Board of Directors of the Company unanimously adopted a Stockholder Rights Plan, pursuant to which it declared a dividend distribution of one preferred stock purchase right (a "Right") for each outstanding share of the common stock.

     The Rights dividend was payable on March 8, 1994 to the holders of record of shares of common stock on that date. Each Right entitles the registered holder to purchase from the Company 1/100th of a share on the Company's Series A Junior Participating Preferred Stock, par value $.001 per share, 1,500,000 shares authorized and no shares issued or outstanding at May 31, 1995 (the "Series A Preferred Stock"), at a price of $14.00 per 1/100th of a share, subject to adjustment.

     The Rights become exercisable (i) the 10th business day following the date of a public announcement that a person or a group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding shares of common stock, or

(ii) the 10th business day following the commencement of, or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the person or group making the offer becoming an Acquiring Person (the earlier of the dates described in clauses (i) and (ii) being called the "Distribution Date").

     The Rights are not exercisable until the Distribution Date. The Rights will expire on February 22, 1997 (the "Scheduled Expiration Date"), unless prior thereto the Distribution Date occurs (in which event the Rights will expire on February 22, 2004), or unless the Scheduled Expiration Date is extended.

     Each share of Series A Preferred Stock purchasable upon exercise of the Rights will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share, but will be entitled to an aggregate dividend of 100 times the dividend declared per share of common stock. In the event the Company's assets are liquidated, the holders of the shares of Series A Preferred Stock will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each share of Series A Preferred Stock will have 100 votes, voting together with the shares of common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each share of Series A Preferred Stock will be entitled to receive 100 times the amount received per share of common stock. The Rights Plan was ratified and approved by the Company's stockholders at the 1994 annual meeting of stockholders.

13. EXPORT SALES

     Sales to foreign unaffiliated customers, by major country, were as follows:

                                                      YEARS ENDED MAY 31,
                                          -------------------------------------------
                                             1996            1995            1994
                                          -----------     -----------     -----------
        Germany.........................  $ 6,706,000     $ 1,699,000     $   827,000
        Japan...........................    6,188,000       5,544,000       4,355,000
        France..........................    2,895,000         360,000         406,000
        United Kingdom..................    2,725,000       1,143,000         354,000
        Canada..........................    1,979,000         608,000       1,354,000
        Panama..........................      964,000              --              --
        Mexico..........................      394,000         915,000       4,754,000
        Other...........................    4,494,000       2,314,000       1,509,000
                                          -----------     -----------     -----------
                                          $26,345,000     $12,583,000     $13,559,000
                                          ===========     ===========     ===========

     During fiscal years 1996, 1995 and 1994 the Company had net sales of approximately $394,000, $915,000, and $4,543,000 (0.3%, 1% and 6% of total revenues, respectively) from the sale of shoes for distribution to Mexico through Marathon Sports U.S.A., Inc. ("Marathon"). Marathon's accounts receivable balance at May 31, 1996, 1995 and 1994 totaled $63,000, or 0.3%; $236,000, or 1.9%; and $2,544,000, or 19% of net accounts receivable, respectively.

     On March 20, 1995, the Company settled its account receivable with Marathon. The agreement required Marathon to (i) pay the Company $600,000 in cash, (ii) return 50,000 pairs of footwear with an estimated fair value of approximately $750,000, and (iii) pay $275,000 pursuant to a six-month promissory note, guaranteed by the owners of Marathon and secured by a Deed of Trust on their personal residence. In connection with this agreement, the Company recorded a $400,000 provision for doubtful accounts in the third quarter of fiscal 1995. The Company continued to sell in Mexico through Marathon on a cash basis pursuant to an agreement expiring July 31, 1996.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Vans, Inc.:

     We have audited the accompanying consolidated balance sheets of Vans, Inc. and subsidiaries as of May 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended May 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vans, Inc. and subsidiaries as of May 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended May 31, 1996, in conformity with generally accepted accounting principles.


/s/ KPMG Peat Marwick LLP
- ---------------------------
    KPMG Peat Marwick LLP


Orange County, California
July 19, 1996

              MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

     Management is responsible for the preparation, accuracy and integrity of the financial statements and financial comments appearing in this Annual Report. The financial statements were prepared in accordance with generally accepted accounting principles and necessarily include amounts based on management's best estimates and judgments. Other financial information presented in this Annual Report is consistent with the financial statements.

     The Company maintains a system of internal accounting controls, which it believes is sufficient to provide reasonable, but not absolute, assurance that, in all material respects, transactions are properly authorized and recorded, financial reporting responsibilities are met, and accountability for assets is maintained. The system includes written policies and procedures, appropriate segregation of duties and the careful selection and training of employees. The system's adequacy and effectiveness are monitored by the Company's accounting staff. In establishing and maintaining any system of internal control, judgment is required to assess and balance the relative costs and expected benefits.

     KPMG Peat Marwick LLP, independent auditors, has performed a separate independent audit of the financial statements. This audit was conducted in accordance with generally accepted auditing standards, which includes consideration of internal controls deemed necessary by them to issue their opinion on financial statements prepared by management.

     The Board of Directors has an Audit Committee comprised of three members, two of whom are outside directors. KPMG Peat Marwick LLP has direct access to the Audit Committee and they meet periodically with the Committee to discuss accounting, auditing and financial reporting matters.

Executive Committee
Vans, Inc.

                            SELECTED FINANCIAL DATA
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                          YEARS ENDED MAY 31,
                                         -----------------------------------------------------
                                           1996       1995          1994      1993      1992
                                         --------   --------       -------   -------   -------
STATEMENT OF OPERATIONS DATA:
  Net sales............................  $117,407   $ 88,056       $80,476   $86,563   $91,246
  Net earnings (loss)..................  $  3,148   $(37,135)(1)   $ 1,361   $ 2,709   $ 6,463
  Net earnings (loss) per share before
     extraordinary item................  $   0.40   $  (3.86)(1)   $  0.14   $  0.28   $  0.72
  Weighted average common shares and
     equivalents(2)....................    10,406      9,611         9,731     9,645     8,934
BALANCE SHEET DATA:
  Total assets.........................  $ 90,461   $ 73,066       $97,204   $96,252   $91,362
  Long-term debt.......................  $    344   $ 22,416       $29,000   $29,000   $29,000
  Stockholders' equity.................  $ 72,728   $ 20,264       $57,155   $55,518   $51,867

- ---------------

(1) Reflects: (i) a $20.0 million write-off of goodwill associated with the closure of the Company's Orange, California manufacturing facility; (ii) $10.0 million of restructuring costs associated with such facility closure; and (iii) a $6.3 million write-down of inventory in the fourth quarter.

(2) See Note 2 of the Notes to Consolidated Financial Statements for an explanation of the method used to determine the number of shares used in per share computations.

                                   STOCK DATA

     The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "VANS." The following table sets forth, for the periods indicated, the high and low sales prices of the Common Stock as reported on the Nasdaq National Market.

                                                                            HIGH     LOW
                                                                            ----     ---
                                                                            (IN DOLLARS)
    FISCAL YEAR ENDED MAY 31, 1996:
      1st Quarter.........................................................  7 3/8    4 1/4
      2nd Quarter.........................................................  8 3/8    5 5/8
      3rd Quarter.........................................................  13 3/4   6 7/8
      4th Quarter.........................................................  20 5/8   11 7/8
    FISCAL YEAR ENDED MAY 31, 1995:
      1st Quarter.........................................................  6 7/8    4 3/8
      2nd Quarter.........................................................  8 1/4    5 7/8
      3rd Quarter.........................................................  8 1/4    5 7/8
      4th Quarter.........................................................  7        3 1/8

     On August 22, 1996, the last reported sales price on the Nasdaq National Market for the Company's Common Stock was $13.25 per share. As of August 22, 1996, there were 142 holders of record of the Common Stock.

     The Company has never declared or paid a cash dividend on its Common Stock. The Company presently intends to retain its earnings to fund the development and growth of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of the Secured Line of Credit prohibit the payment of such dividends without the consent of the Bank.

CORPORATE AND STOCKHOLDER
INFORMATION

BOARD OF DIRECTORS

Walter E. Schoenfeld, Chairman of the Board;
Vice Chairman of the Executive Committee;
Chief Executive Officer; member of the Real
Estate Committee

Gary H. Schoenfeld, President and Chief Operating Officer; member of the Executive Committee

George E. McCown, Vice Chairman of the Board; Managing General Partner of MDC Management Company; Chairman of the Executive Committee

David E. De Leeuw, Vice Chairman of the Board; Managing General Partner of MDC Management Company; member of the Executive Committee and Audit Committee

Philip H. Schaff, Jr., President of Phil Schaff Enterprises; former Chairman of the Board and Chief Executive Officer of Leo Burnett Company; member of the Audit Committee and Compensation Committee

Wilbur J. Fix, Chairman of Fix Management Group; former Chairman of the Board and Chief Executive Officer of The Bon Marche; Vice Chairman of Access Long Distance Telephone Company; member of the Real Estate Committee, Audit Committee and Compensation Committee

James R. Sulat, Chief Financial Officer of Stanford Medical Services

Kathleen M. Gardarian, President, Qualis International, Inc.

Lisa M. Douglas, President of Nufitness Corporation

EXECUTIVE OFFICERS

Walter E. Schoenfeld
Chairman and Chief Executive Officer

Gary H. Schoenfeld
President and Chief Operating Officer

Kyle B. Wescoat
Vice President and Chief Financial Officer

Gordon C. (Butch) Lee, Jr.
Vice President-National Sales

Steven J. Van Doren
Vice President -- Private Label and Promotions

Sari K. Ratsula
Vice President -- Design and Product Development

Neal R. Lyons
Vice President -- Retail Stores

John T. Dickinson
Vice President-International Sales and Licensing

Craig E. Gosselin
Vice President, General Counsel, and
Corporate Secretary

Charles C. Kupfer
Vice President and Controller

William C. Mann
Vice President -- Foreign Sourcing

Gary L. Dunlap
Vice President-Management Information Systems

Robert H. Camarena
Vice President-Distribution and Corporate Logistics

Brentton Ji
Vice President-Production and Sourcing

CORPORATE OFFICES (until approximately March
1997)*

Vans, Inc.
2095 Batavia Street
Orange, California 92865
714/974-7414

DOMESTIC MANUFACTURING FACILITY

1205 Park Center Drive
Vista, California 92083

DISTRIBUTION CENTER (until approximately
June 1997)*

19545 East San Jose Avenue
City of Industry, California 91748

INDEPENDENT AUDITORS

KPMG Peat Marwick LLP
Center Tower
650 Town Center Drive, Ste. 1000
Costa Mesa, California 92626

TRANSFER AGENT

ChaseMellon Shareholder Services
15821 Ventura Boulevard, Ste. 670
Encino, California 91436

PUBLICATIONS AVAILABLE

The Company's Annual Report on Form 10-K for the fiscal year ended May 31, 1996 (excluding exhibits) and Quarterly Reports on Form 10-Q (excluding exhibits) are available without charge, by writing to:

Craig E. Gosselin
Vice President, General Counsel and
Corporate Secretary
Vans, Inc.
2095 Batavia Street
Orange, California 92865 (until approximately
March 1997)*

ANNUAL MEETING

Thursday, October 17, 1996, 10:00 a.m., at the
Crown Sterling Suites, 3100 East Frontera
Street, Anaheim, California

*It is anticipated both facilities will be moved to 15700 "A" Shoemaker Avenue, Santa Fe
Springs, California

Vans and the Vans logo are registered trademarks of Vans, Inc.

This document contains or references the trademarks or service marks of other companies.

(C) Vans, Inc. 1996. All Rights Reserved.